SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 28, 2006

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Tender Offer

On December 28, 2006, Navios issued a press release announcing a tender offer for its publicly traded warrants. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Navios is making an offer upon the terms and subject to the conditions set forth in an Offer Letter, dated December 28, 2006 and in the related Letter of Transmittal (which together constitute the ‘‘Offer’’) for a period of twenty (20) business days to the holders of the Company’s publicly traded warrants (the ‘‘Warrants’’) to purchase an aggregate of 49,571,720 shares of common stock par value $.0001 per share, (the ‘‘Common Stock’’), which were issued by International Shipping Enterprises, Inc., the Company’s legal predecessor, in its initial public offering, as follows:

•	To modify terms on which the Warrants can be exercised to increase temporarily the number of shares of common stock to be received upon exercise of a warrant from one to 1.16 upon payment of the $5.00 exercise price, and

•	To modify terms on which the Warrants can be exercised to permit temporarily the exchange of 5.25 Warrants for one share of common stock.

The Offer to modify the terms on which the Warrants may be exercised will commence on December 28, 2006 (the date the materials relating to the Offer are first sent to the holders, the ‘‘Offer Date’’) through January 26, 2007 at 5:00 p.m., New York City time, (the ‘‘Expiration Date’’), at which point the original terms of the Warrants, shall resume and continue to apply until the Warrants expire by their terms on December 9, 2008.

This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136396 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: December 28, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated December 28, 2006.